SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 September 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                              Protherics PLC

   ISSUE OF £17,050 NOMINAL VALUE OF 6% UNSECURED CONVERTIBLE LOAN NOTES 2010

27 September 2006: Protherics PLC ("Protherics"), the international biopharmaceutical company focused on critical care and cancer, gives notice that, on 26 September 2006, following the exercise of warrants to subscribe shares in Enact Pharma Ltd (a wholly owned subsidiary of Protherics), Protherics exercised its rights to repurchase the Enact Pharma shares by issuing additional
6% unsecured convertible loan notes 2010 (the "Loan Notes") with a total nominal value of £17,050 which form a single series with the existing 6% unsecured convertible loan notes 2010.

Each £1 of nominal value of the Loan Notes is convertible into Protherics ordinary shares at a price of 25 pence per ordinary share.  Following the above issue, the total nominal value of Loan Notes outstanding is £2,403,713.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Julie Vickers, Company Secretary                            +44 (0) 1928 518010

Financial Dynamics - press enquiries
Ben Atwell, David Yates                                     +44 (0) 20 7831 3113

Or visit www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 September 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director